UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2005

Commission File No. 0-50953

EVOLVING GOLD CORP.
(Translation of registrant's name into English)

Suite 1200, 1188 West Georgia Street, Vancouver, British Columbia Canada, V6E 4A2
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F  [X] Form 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  [ ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [ ] No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):N/A

Evolving Gold Corporation
1188 West Georgia Street
Suite 1200
Vancouver, British Columbia
V6E 4A2
Phone (604) 685 6375
www.evolvinggold.com

NEWS RELEASE

Amended and Restated December31, 2004
MD&A and Disclosure filed on SEDAR June 23, 2005 as project #738747

Vancouver, British Columbia, June 28, 2005: Evolving Gold Corporation (CNQ:GOLD) announces that, as a result of a review by the British Columbia Securities Commission, we are issuing the following press release to clarify our disclosure. In particular, the Management Discussion and Analysis (MD&A) has been revised to include the following:

A. With respect to the Murray property, located in the Gordon Lake area of the Northwest Territories, the Company states:

"1. On February 17, 2005, the Company issued a cheque in the sum of $6,226.50 to the Mining Recorder, Indian and Northern Affairs, for an extension on the work to be done on the claims and filing fees with respect to the Murray property.

2. On April 19, 2005, the Company issued a cheque in the sum of $2,577.23 to Dahrouge Geological Consulting to purchase topographical maps, compile geology onto a base map, prepare for a site visit and budget / plan for assessment work on the Murray property.

At present, the Company believes that it is in the best interest of its shareholders to focus on its Winnemucca Mountain and Voisey's Bay area properties. Both properties are at a more advanced exploration stage, and offer better access and infrastructure. In addition, both properties are situated in locations that have weather conditions conducive to a twelve month work program. Notwithstanding its focus on the Winnemucca Mountain and Voisey's Bay properties, the Company will maintain its obligations on the Murray property while looking for a new joint venture partner or operator."

B. Regarding the Company's summary of quarterly results, a more complete discussion of period-to-period variations have been included. In particular:

"The net loss of $152,118 for the period ended March 31, 2004 reflects aggregate costs incurred during the nine and one-half month fiscal period, as quarterly breakdowns are not available for the periods prior to March 31, 2004."

C. Regarding related party transactions, the following has been included in the MD&A: "Currently, no fees are being paid to management or directors. The Company feels that monies should be spent on exploration and evaluation of the projects and limit general and administrative expenses."

D. With regard to technical disclosure, the Company has released an updated press release dated June 16, 2005 regarding the geochemical assay data from drill core at the Winnemucca Mountain property. In particular the selective disclosure of highest values has been replaced with a more representative table of all anomalous drilling results.

On behalf of Evolving Gold Corporation

/s/ Lawrence A. Dick
______________________________
Lawrence A. Dick, Ph.D., P.Geo.
President

[logo of Pacific Corporate Trust Company]

620 Howe Street 10th Floor Vancouver BC V6C 3B8	T 604.689.9853 F 604.689.8144 pacific@pctc.com http://www.pctc.com/

July 15, 2005

British Columbia Securities Commission
PO Box 10142 Pacific Centre
701 West Georgia Street 9th Floor
Vancouver, BC
V7Y 1L2

Dear Sirs/Mesdames:

As required by Section 2.2 of National Instrument 54-101, please be advised of the following:
Issuer: EVOLVING GOLD CORP
Meeting Type:	Annual General Meeting
ISIN:	CA30050D1078
Meeting Date:	September 20, 2005
Record Date for Notice:	August 10, 2005
Record Date for Voting:	August 10, 2005
Beneficial Ownership Determination Date:	August 10, 2005
Class of Securities Entitled to Receive Notice:	COMMON SHARES
Class of Securities Entitled to Vote:	COMMON SHARES
OBO Distribution Payment:	Issuer will not pay for OBOs
Material Distributed to:	Non Declining Holders

If you require further information, please contact:

/s/ HEATHER PLUME"
______________________________________
HEATHER PLUME
PACIFIC CORPORATE TRUST COMPANY

cc: Alberta Securities Commission
cc: Manitoba Securities Commission
cc: New Brunswick Securities Commission
cc: Newfoundland Securities Commission
cc: Nova Scotia Securities Commission
cc: Ontario Securities Commission

cc: P.E.I. Securities Commission cc: Quebec Securities Commission cc: Saskatchewan Securities Commission cc: Registrar of Securities - NT cc: Registrar of Security - YT cc: Nunavut cc: CDS Inc.

EVOLVING GOLD CORPORATION

Management Discussion and Analysis of Financial Position and Results of
Operations for the year ended March 31, 2005

General

The following information, prepared as of July 21, 2005, should be read in conjunction with the audited financial statements of Evolving Gold Corp. for the year ended March 31, 2005 which are prepared in accordance with Canadian generally accepted accounting principles. All amounts are expressed in Canadian dollars unless otherwise indicated.

Evolving Gold Corp. ("Evolving" or the "Company") is a mineral exploration company engaged in the acquisition and exploration of natural resource properties. Currently it holds an interest in three properties located in the Northwest Territories, Nevada and Labrador. Recently they have focused on the development of properties where management believes there is potential for the discovery of secondary high grade deposits because of the proximity to a proven deposit or operating mine.

The Company received a final receipt for its initial prospectus offering and became a reporting issuer in the Provinces of Alberta, British Columbia and Ontario on May14, 2004. On June 9, 2004, the Company received the approval of the Canadian Trading and Quotation System Inc. (the "CNQ") for the listing of its common shares on the CNQ, under stock symbol "GOLD". The Company officially began trading on the CNQ on June 14, 2004. In addition, on June 30, 2005, the Company filed a final amendment #5 as part of the process required to obtain approval to list its shares on the NASD. OTCBB exchange in the United States.

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Mineral Properties

1. Murray Property

Description

The Company currently has an option to acquire a 70% interest in a mineral property located in the Gordon Lake area of the Northwest Territories, known as the Murray Property. The Murray Property consists of one mineral claim totalling 2,965 acres (1,200 ha) and is located 78 kilometres northeast of Yellowknife, NT.

The claim was originally staked in January, 2003 by Aurora Geosciences Ltd. on behalf of Mr. Jody Dahrouge. The Murray Property was purchased by International Zimtu Technologies Inc. ("Zimtu") from Mr. Dahrouge in June, 2003 for the costs of staking ($13,200). On July 22, 2003, the Company was granted the option to earn a 70% interest in the property from Zimtu. To earn the interest, Evolving must spend $250,000 on exploration prior to July 22, 2006, pay $17,000 (paid) and issue 200,000

Suite 1200 - 1188 West Georgia Street, Vancouver, B.C., Canada, V6E 4A2
Tel. 604 685-6375 Fax. 604 669-2960 Email. info@evolvinggold.com Web. www.evolvinggold.com special warrants of Evolving to Zimtu (issued). Both Mr. Dahrouge and Zimtu hold a 1% net smelter royalty ("NSR") on mineral production and a 1% gross overriding royalty ("GORR") on diamond production from the property. One half of each royalty can be repurchased for a cash consideration of $500,000.

Exploration Program

The Company plans to conduct an exploration program on the Murray Property in an effort to further define the Property's mineralization potential. A technical report was prepared on the Property by Gary Vivian, P. Eng., an independent consulting geologist, in compliance with National Instrument 43-101. In the "Summary Report on the Murray Property" dated September 3, 2003, Mr. Vivian recommended that a detailed compilation of the existing property information, together with a review of aerial photographs to identify folds, breaks in structures, and structural trends be completed, as well as detailed scale mapping. In addition, the locations of previous trenches will be investigated. The estimated cost for the initial program is $55,000. This work program was repeatedly delayed due to adverse weather conditions. In February, 2005, the Company incurred $5,206 in fees to the Mining Recorder, Indian and Northern Affairs, for an extension to be granted on the work to be done on the claims and filing fees with respect to the Murray property. In March, 2005, the Company incurred $2,411 in fees paid to Dahrouge Geological Consulting to purchase topographical maps, compile geology onto a base map, prepare for a site visit and budget / plan for assessment work on the Murray property. During the summer/fall, the Company will be doing some further field work, geological mapping and identifying future drill targets.

At present, the Company believes that it is in the best interest of its shareholders to continue focusing on secondary high grade discoveries and as such is concentrating its efforts on its Winnemucca Mountain and Voisey's Bay properties. Both of these properties are in the vicinity of advanced exploration stage areas which offer better access and infrastructure. In addition, the Winnemucca property is situated in a location that has weather conditions conducive to a twelve month work program. Notwithstanding its focus on the Winnemucca Mountain and Voisey's Bay properties, the Company will maintain its obligations on the Murray property while looking for a new joint venture partner or operator.

2. Winnemucca Property

Description

On December 3, 2004 and amended January 7, 2005 and February 25, 2005, the Company entered into an option agreement to acquire 62 unpatented mineral claims in Humboldt County, Nevada (the "Winnemuca Property"). The property, which has excellent road access, encompasses 560 hectares in Humboldt County's high desert region, home of the Battle Mountain Mining District and the Carlin Trend. In order to earn its interest, Evolving must spend US$4,000,000 on exploration prior to December 31, 2008, pay US$70,000 to the vendors (paid) and issue 1,800,000 shares of Evolving to the vendor at various times on or before December 31, 2007 (500,000 shares have now been issued). Exploration expenses must be incurred by December 31, 2005 of at least 70% of the funds raised by the Company from December 3, 2004 to October 31, 2005. The Company must also prepare, pay for and deliver a pre-feasibility study by June 30, 2009. The property is subject to a 2% net smelter royalty ("NSR"). The NSR is divided between two parties as to the respective mineral claims held by each party. With respect to 37 of the unpatented mineral claims, the Company may purchase the NSR for US $1,000,000 per 1% or an aggregate of US $2,000,000. No agreement exists for such purchase of NSR on the remaining 25 mineral claims. The property is also subject to advance royalty payments of US$10,000, US$10,000 and US$20,000 due by each of December 3, 2005, 2006 and 2007 respectively. On each successive December 3rd advance royalty payments of US$20,000 per year will continue until production from the claims commences and continues uninterrupted for twelve consecutive months. These advance royalty payments will be deducted from the NSR payments otherwise needed. A finder fee of 100,000 shares was also paid by the Company in connection with this property transaction.

At March 31, 2005 the Company had staked 69 additional unpatented mining claims.

Exploration Program

The Company plans to focus its exploration on the Swordfish Extension Zone within the Winnemucca Mountain system based on their preliminary review of the database from previous exploration programs in this area. Initial exploration will consist of a more detailed compilation of existing data followed by a 2005 fall field program consisting of surface geological mapping, geophysical surveying of newly-interpreted target trends and drilling of the higher priority targets. As at March 31, 2005 the Company had incurred exploration costs of $48,477 on this property comprised of database review of $12,691, aerial mapping of $5,300, $30,172 in staking and recording costs and $314 in drafting costs. Since that date they have incurred $6,064 for geological work on the property.

3. Voisey's Bay Property

Description

On May 4, 2005 the Company entered into an option agreement with Geocore Exploration Inc. ("Geocore") whereby they have the right to earn up to an 80% interest in two blocks, comprising 192 claims, in Geocore's Voisey's Bay area property located in Labrador. The property is comprised of approximately 4,800 hectares which lies an estimated twenty kilometres west of the main Voisey's Bay discovery. A first option for the purchase of a 60% interest was purchased for cash paid on signing of $ 35,000 and the obligation to incur $ 200,000 in exploration expenditures by October 31, 2006 with cumulative exploration costs of $ 500,000 incurred by October 31, 2007. The second option for the remaining 20% requires an obligation of $ 1,000,000 of cumulative exploration costs to be incurred by October 31, 2008. The property is subject to a 1-1/2% NSR, one half of which can be purchased by paying $250,000 for each 0.25% of the royalty.

Exploration Program

The Company is currently compiling all existing data in preparation for a field program which will include additional geochemical and geophysical surveys (including deep probing Horizontal Loop EM), geological mapping and drilling in the fall/winter of 2005. Since March 31, 2005 they have incurred $8,400 for the staking and recording of 124 additional mineral claim units, contiguously located to the optioned property, which will be included under the existing option agreement.

Selected Annual Information

The Company was incorporated on June 19, 2003. Accordingly the following financial data is derived from the Company's financial statements for the nine months ended March 31, 2004 and the year ended March 31, 2005.

	Audited March 31, 2005	Audited for the period from incorporation on June 19, 2003 to March 31, 2004
	(All amounts expressed in Canadian $)
Working Capital (Deficiency)	(143,711)	127,482
Revenues	-	-
Net Loss	(402,218)	(152,118)
Net Loss per share - Basic and fully diluted	( .07)	N/A
Total Assets	222,879	169,715
Deferred Exploration Expenditures Canadian- for the year and cumulative	7,617	-
Deferred Exploration ExpendituresUS- for the year and cumulative	48,477	-
Dividends declared	-	-

Working capital at March 31, 2004 was used for purposes outlined in the Company's prospectus dated May 10, 2004 except that, in accordance with management's objective to pursue secondary high grade mineral properties, some funds were directed to the Winnemucca property option purchase and initial exploration costs instead of the Murray project.

The significant increase in net loss for 2005 is primarily due to four main factors. Firstly, the net loss for 2004 includes results for a shorter nine month fiscal period when the Company was not yet a registered issuer compared to the twelve month period ended March 31, 2005 when various exchange filings were required. The effects arising from this first factor are evidenced by increases of $10,787 in accounting, $24,852 in promotion and advertising and $31,569 in transfer agent expenses. Secondly, $128,165 of stock-based compensation was recorded in 2005 as compared to nil in 2004. Thirdly, $23,268 in additional legal cost was incurred relating to the purchase of the Winnemucca property option. Lastly, the Company has incurred consulting fees of $21,396 in 2005 during the process of obtaining approval to list its shares on the OTC exchange in the United States.

The increase in total assets and deferred exploration costs since March 31, 2004 reflects additions to the Winnemucca property option and deferred exploration costs of $133,046 and $48,477 respectively. In addition, $7,617 in deferred exploration costs relating to the Murray property has increased total assets.

*

Results of Operations

During the year ended March 31, 2005, the Company reported a net loss of $402,218 ($0.07 loss per share) compared to a loss of $152,118 reported for the period from incorporation on June 19, 2003 to March 31, 2004. Expenses increased from $152,133 to $402,225 primarily due to the four reasons outlined in the selected annual information section above. The Company did not generate any revenue during either reporting period.

The 2005 expense includes stock-based compensation of $128,165 representing non-cash charges incurred in connection with the granting of stock options. During fiscal 2005, the Company elected to apply the fair value method of accounting for stock options granted to employees and directors on a prospective basis in accordance with the recommendations of the Canadian Institute of Chartered Accountants. Accordingly, the fair value of all stock options granted is recorded as a charge to operations.

Major expense items in 2005 also include management fees of $51,379 (2004 - $53,400), and consulting fees of $87,764 (2004 - $20,500). Rent and administration decreased from $41,445 to $16,800 in 2005 as the Company re-negotiated the terms of payment for this expense.

*

Capital Expenditures

During the year ended March 31, 2005, the Company purchased the Winnemucca property option for $133,046 and spent $48,477 on deferred exploration costs relating to a review of the geological data and additional staking and recording costs for additional claims. They also incurred $7,617 of deferred exploration costs with respect to extending the claim deadline date and preparation for a site visit with respect to the Murray property.

Summary of Quarterly Results (unaudited)

The following is a summary of the results from the five previously completed financial quarters. Financial information is not provided for quarterly periods prior to March 31, 2004 as the Company was not a reporting issuer during, and financial statements were not prepared for, those quarters.

	Fiscal year ended March 31, 2005				Period ended
	March 31, 2005	December 31, 2004	September 30, 2004	June 30, 2004	March 31, 2004
Revenues	Nil	Nil	Nil	Nil	Nil
Net Loss	($ 124,810)	($ 39,227)	($ 186,877)	($ 51,304)	($ 152,118)
Net Loss per share basic and fully diluted (Note 1)	($0.02)	($0.01)	($0.03)	($0.01)	N/A
Total Assets	$222,879	$114,130	$46,937	$116,753	$169,715

(Note1) The basic and fully diluted calculations result in the same values due to the anti-dilutive effect of outstanding stock options and warrants.

The significant increase in net loss during the quarter ended September 30, 2004, is due to stock-based compensation. For the quarter ended September 30, 2004, stock-based compensation was $113,945 as compared to $nil and $14,220 charged for the quarters ended March 31, 2004 and December 31, 2004, respectively. The net loss for the quarter ended March 31, 2005 arises primarily from $57,500 accrued for consulting fees, $21,296 incurred for consulting relating to the OTC issuer application and $23,268 in legal fees relating to the Winnemucca property option purchase.

The significant decrease in total assets during the quarter ended September 30, 2004, is due to the drawdown of working capital which was required to cover administration costs. The increase in total assets from that date to December 31, 2004 reflects the purchase of the Winnemucca property option funded by $64,000 from the issue of 400,000 common shares. The quarter ended March 31, 2005 reflects $96,000 raised from a private share placement which was used for Winnemucca deferred exploration costs and administrative expenses. Also reflected in this quarter was the issue of 200,000 additional shares required under the Winnemucca property option which were valued at $32,000.

*

Financing Activities

During the year $306,500 in special warrants issued in the period ended March 31, 2004 were converted to common shares.

In December, 2004 and February, 2005, 400,000 and 200,000 common shares were issued respectively as part of the Winnemucca property option purchase. These shares were issued at $0.16 per share.

In January, 2005, the Company completed a non-brokered private placement whereby 600,000 units were issued at $0.16 per unit for gross proceeds of $96,000. Each unit consisted of one common share and one share purchase warrant. Each warrant entitles the holder to purchase an additional common share at $0.25 until expiry in January, 2007.

The Company's operations during 2005 were also financed by a loan from a shareholder of $10,000.

*

Liquidity and Capital Resources

The Company's aggregate operating, investing and financing activities for the year required a cash decrease of $110,432. As at March 31, 2005, the Company's cash balance stood at $2,754 and the Company had a working capital deficiency of $143,711.

The Company has not as yet put into commercial production either of its mineral properties and as such has no operating revenues. Accordingly, the Company is dependent on the equity markets as its sole source of operating working capital. The Company's capital resources are largely determined by the strength of the junior resource markets and by the status of the Company's projects in relation to these markets, and its ability to compete for the investor support of its projects.

Subsequent to March 31, 2005, the Company issued 432,742 units to existing shareholders in exchange for settlement of $285,610 in debt at a price of $0.66 per unit. Each unit consists of one common share and one share purchase warrant. Each warrant entitles the holder to purchase an additional common share at $0.82 until expiry in May, 2007.

The Company will continue to require funds to meet its obligations under its property option agreements and as a result, will have to continue to rely on equity and debt financing during such period. There can be no assurance that financing, whether debt or equity, will always be available to the Company in the amount required at any particular time or for any particular period or, if available, that it can be obtained on terms satisfactory to the Company. Pursuant to the Murray Property agreement, as amended September 16, 2004, the Company must expend a total of $250,000 on the Murray Property over a period of three years. In addition, in order to maintain its Winnemucca

Property agreement in good standing the Company must expend a total of US$4,000,000 over a period of four years. Subsequent to year end the Company also committed to incur exploration expenditures of $500,000 by October 31, 2007 on it newly acquired Voisey's Bay property option. The Company does not have any other commitments for material capital expenditures either in the near or long term over normal operating requirements and none are presently contemplated other than as disclosed above.

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Transactions with Related Parties

During the year ended March 31, 2005, consulting fees of $52,500 (2004 - $10,500); management fees of $17,500 (2004 - $52,400) and rent and administration fees of $4,050 (2004-$41,445) were charged by directors and a former significant shareholder. As at March 31, 2005, accounts payable and accrued liabilities of $52,500 (2004 - Nil) were owing to related parties. The Company issued 150,000 units at a price of $0.16 per unit for total proceeds of $24,000 to directors of the Company.

These transactions were measured by the exchange amount, which is the amount agreed upon by the transacting parties.

*

Fourth Quarter

The Company recorded a net loss of $124,810 during the fourth quarter including expenses relating to both the OTC issuer application and the Winnemucca property option purchase. Also reflected in this quarter is $96,000 raised from a private share placement and the issue of 200,000 additional shares for $32,000. These funds were used for an additional payment for the Winnemucca property option as well as Winnemucca deferred exploration costs and administrative expenses.

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Critical Accounting Estimates

The Company's financial statements are impacted by the accounting policies used, and the estimates and assumptions made, by management during their preparation. The Company's accounting policies are described in Note 2 to the financial statements. The accounting estimates considered to be significant to the Company include the review of the carrying values of resource properties and deferred exploration expenditures.

Management reviews the carrying values of its resource properties on at least an annual basis to determine whether any impairment should be recognized. There have been no write-downs in respect of the values attributed to resource properties and deferred exploration expenditures since inception.

Recent Accounting Pronouncements

On January 27, 2005, the CICA issued Section 3855 of the Handbook titled Financial Instruments- Recognition and Measurement. It expands Handbook section 3860, Financial Instruments - Disclosure and Presentation by prescribing when a financial instrument is to be recognized on the balance sheet and at what amount. It also specifies how financial instrument gains and losses are to be presented.

All financial instruments will be required to be classified into various categories. Held to maturity investments, loans and receivables are measured at amortized cost with amortization of premium or discounts and losses and impairment included in current period interest income or expense. Held for trading financial assets and liabilities are measured at fair market value with all gains and losses included in net income in the period in which they arise. All available for sale financial assets are measured at fair market value with revaluation gains and losses included in other comprehensive income until the asset is removed from the balance sheet and losses due to impairment included in net income. All other financial liabilities are to be carried at amortized cost.

The mandatory effective date is for fiscal years beginning on or after October 1, 2006, with optional early recognition for fiscal years beginning on or after December 31, 2004. The Company intends to adopt this standard in its fiscal year ending March 31, 2008.

At present, the Company's most significant financial instruments are cash, accounts receivable and accounts payable. This new section requires little difference in accounting for these financial instruments from current standards.

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Changes In Accounting Policies

During the year the Company granted 550,000 stock options to certain directors and an administrative consultant. Pursuant to accounting standards as determined by the Canadian Institute of Chartered Accountants, companies must use the fair value based method of accounting for stock awards for fiscal years beginning January 1, 2004. Accordingly, the Company has adopted a policy with regard to this matter as disclosed in the notes to the financial statements for the year ended March 31, 2005. The impact of such policy was that a charge to operations for stock-based compensation amounting to $128,165 was made to the Statement of Loss for the year ended March 31, 2005 with an offsetting credit recorded to contributed surplus.

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Financial Instruments

As disclosed in its audited financial statements, the Company has identified the financial instruments that it utilizes on a day-to-day basis as being cash and accounts payable and accrued liabilities. It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

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Outstanding Share Data

(a) Authorized: Unlimited number of common shares without par value.

Issued and outstanding:

March 31, 2005 - 7,350,100 common shares for net consideration of $498,600 July 21, 2005 - 7,782,842 common shares for net consideration of $784,210

(b) Outstanding stock options at July 21, 2005

Type of Security	Number	Option Price	Expiry Date
Stock options	250,000	$0.25	July 15, 2009
Stock options	250,000	$0.25	September 15, 2009
Stock options	50,000	$0.34	December 08, 2009
Stock options	185,000	$0.82	May 16, 2009

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Cautionary Note Regarding Forward Looking Statements

Certain statements contained in the foregoing MD&A constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made, and readers are advised to consider such forward-looking statements in light of the risks set forth below.

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Risks and Uncertainties

The exploration for and development of industrial mineral deposits are highly speculative activities and are subject to significant risks. The Company's ability to realize its investments in exploration projects is dependent upon a number of factors, including its ability to continue to raise the financing necessary to complete the exploration and development of those projects and the existence of economically recoverable reserves within its projects. Other significant risks are listed below.

Stage of Development

The Company's properties are in the exploration stage and the Company does not have an operating history. Exploration and development of mineral resources involves a high degree of risk and few properties which are explored are ultimately developed into producing properties. The amounts attributed to the Company's interest in its properties as reflected in its financial statements represent acquisition and exploration expenses and should not be taken to represent realizable value. There is no assurance that the Company's exploration and development activities will result in any discoveries of commercial bodies of ore. The long term profitability of the Company's operations will be in part directly related to the cost and success of its exploration programs, which may be affected by a number of factors such as unusual or unexpected geological formations, and other conditions are involved.

As a result of the Company's lack of operating history, it also faces many of the risks inherent in starting a new business.

Environmental

Fires, power outages, labour disruptions, flooding, explosions, cave-ins, landslides and the inability to obtain suitable or adequate machinery, equipment or labour are some of the risks involved in exploration programs. Unknowns with respect to geological structures and other conditions are involved. Existing and future environmental laws may cause additional expense and delays in the activities of the Company, and they may render the Company's properties uneconomic. The Company has no liability insurance, and the Company may become subject to liability for pollution, cave-ins or hazards against which it cannot insure or against which it may elect not to insure. The payment of such liabilities may have a material, adverse effect on the Company's financial position.

Future Financings

If the Company's exploration programs are successful, additional funds will be required for further exploration and development to place a property into commercial production. The only source of future funds presently available to the Company is through the sale of equity capital or the offering by the Company of an interest in any of its properties to be earned by another party or parties carrying out further exploration or development thereof. There is no assurance such sources will continue to be available on favourable terms or at all. If available, future equity financings may result in substantial dilution to current shareholders.

Profitability of Operations

The Company is not currently operating profitably and it should be anticipated that it will operate at a loss at least until such time as production is achieved from one of the Company's properties, if production is, in fact, ever achieved. The Company has never earned a profit. Investors also cannot expect to receive any dividends on their investment in the foreseeable future.

Uncertainty of Title

The Company's properties may be subject to native land claims or government regulations.

Currency Risk

One of the Company's property options is located in the United States. Future changes in exchange rates could materially affect the viability of exploring and developing this property.

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Investor Relations

During the year ended March 31, 2005 the Company paid $2,675 to an investor relations consultant. Other investor relations activities included the design and implementation of a web-site and the purchase of space in several computer on-line investment publications. In addition management distributed Company press releases and updated shareholders as to corporate developments.

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Additional Disclosure for Venture Issuers without Significant Revenue

As the Company has not had significant revenue from operations in either of its last two financial periods, the following is a breakdown of the material costs incurred:

	Year ended March 31, 2005	Fiscal period ended March 31, 2004
Deferred property acquisition costs	$160,046	$ 27,000
Deferred exploration costs	$ 56,094	-
Administrative expense	$402,225	$152,133

Administrative expense are provided by category of major expense items in the Statement of Loss and Deficit included in the audited financial statements for the year ended March 31, 2005.

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Additional Information

Additional information about the Company is available for viewing on SEDAR at www.sedar.com and at the Company's website at www.evolvinggold.com.

Form 52-109FT1 - Certification of Annual Filings during Transition Period

I, Warren McIntyre, Director of Evolving Gold Corp., certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Evolving Gold Corp, (the issuer) for the year ended March 31, 2005;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings; and

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings.

Date: July29, 2005

/s/ Warren McIntyre
__________________________________
Warren McIntyre
Director

Form 52-109FT1 - Certification of Annual Filings during Transition Period

I, Lawrence Dick, Chief Executive Officer and President of Evolving Gold Corp., certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Evolving Gold Corp, (the issuer) for the year ended March 31, 2005;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings; and

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings.

Date: July29, 2005

/s/ Lawrence Dick
_______________________________
Lawrence Dick
Chief Executive Officer and President

EVOLVING GOLD CORP.

(A Pre-Exploration Stage Company)

REPORT AND FINANCIAL STATEMENTS

March 31, 2005 and 2004

(Stated in Canadian Dollars)

A PARTNERSHIP OF INCORPORATED PROFESSIONALS

Amisano Hanson
Chartered Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors,
Evolving Gold Corp.
(A Pre-Exploration Stage Company)

We have audited the balance sheets of Evolving Gold Corp. as at March 31, 2005 and 2004 and the statements of loss and deficit, cash flows and shareholders' equity (deficiency) for the year ended March 31, 2005 and the period June 19, 2003 (Date of Incorporation) to March 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2005 and 2004 and the results of its operations and its cash flows for the year ended March 31, 2005 and the period June 19, 2003 (Date of Incorporation) to March 31, 2004 in accordance with generally accepted accounting principles in Canada.

Vancouver, Canada
July 21, 2005

/s/ AMISANO HANSON
Chartered Accountants

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA - U.S. REPORTING CONFLICT

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern. The accompanying financial statements have been prepared on the basis of accounting principles applicable to a going concern that assumes the realization of assets and discharge of liabilities in the normal course of business. As discussed in Note 1 to the accompanying financial statements and in respect of the Company's working capital deficiency and accumulated losses from operations, substantial doubt about the Company's ability to continuing as a going concern exists. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Our report to the shareholders dated July 21, 2005, is expressed in accordance with Canadian reporting standards, which do not permit a reference to such events and conditions in the auditor's report when these are adequately disclosed in the financial statements.

Vancouver, Canada
July 21, 2005

/s/ AMISANO HANSON
Chartered Accountants

750 WEST PENDER STREET, SUITE 604 VANCOUVER CANADA V6C 2T7	TELEPHONE: 604-689-0188 FACSIMILE: 604-689-9773 E-MAIL: amishan@telus.net

EVOLVING GOLD CORP.
(A Pre-Exploration Stage Company)

BALANCE SHEETS
March 31, 2005 and 2004
(Stated in Canadian Dollars)

ASSETS	2005	2004
Current
Cash	$ 2,754	$ 113,186
Accounts receivable	3,985	3,979
Prepaid expenses - Note 6	-	25,550

	6,739	142,715

Mineral properties - Notes 3 and 6, Schedule 1	216,140	27,000

	$ 222,879	$ 169,715

LIABILITIES
Current
Accounts payable and accrued liabilities - Notes 6 and 7	$ 140,450	$ 15,233
Advance payable - Note 4	10,000	-

	150,450	15,233

SHAREHOLDERS' EQUITY

Share capital - Notes 5, 6 and 9
Authorized:
Unlimited number of common shares without par value
Issued:
7,350,100 shares (2004: 100)	498,600	100
Contributed surplus - Note 5	128,165	-
Special warrants	-	306,500
Deficit accumulated during the pre-exploration stage	(554,336)	(152,118)

	72,429	154,482

	$ 222,879	$ 169,715

Nature and Continuance of Operations - Note 1
Commitments - Notes 3 and 5
Subsequent Events - Notes 5 and 9
APPROVED BY THE DIRECTORS:
/s/ Warren McIntyre ____________________________ Director Warren McIntyre	/s/ Chris Osterman ____________________________ Director Chris Osterman

SEE ACCOMPANYING NOTES

EVOLVING GOLD CORP.
(A Pre-Exploration Stage Company)

STATEMENTS OF LOSS AND DEFICIT
for the year ended March 31, 2005 and
for the period from June 19, 2003 (Date of Incorporation) to March 31, 2004
(Stated in Canadian Dollars)

		June 19, 2003
		(Date of
		Incorporation)
	Year ended	to
	March 31,	March 31,
	2005	2004

Administrative expenses
Accounting	$ 16,390	$ 5,603
Bank charges and interest	920	223
Consulting - Note 6	87,764	20,500
Legal	30,820	21,450
Management fees - Note 6	51,379	53,400
Office and miscellaneous	4,689	635
Promotion, advertising and travel - Note 6	31,389	6,537
Rent and administration fees - Note 6	16,800	41,445
Stock-based compensation - Note 5	128,165	-
Transfer agent and filing fees	33,909	2,340

Loss for the period before other item	(402,225)	(152,133)

Other item:
Interest income	7	15

Net loss for the period	(402,218)	(152,118)

Deficit at beginning of the period	(152,118)	-

Deficit at end of the period	$ (554,336)	$ (152,118)

Basic and diluted loss per share	$ (0.07)	$ N/A

Weighted average number of shares outstanding	5,601,196	1

SEE ACCOMPANYING NOTES

EVOLVING GOLD CORP.
(A Pre-Exploration Stage Company)

STATEMENTS OF CASH FLOWS
for the year ended March 31, 2005 and
for the period from June 19, 2003 (Date of Incorporation) to March 31, 2004
(Stated in Canadian Dollars)

	2005	2004

Operating Activities
Net loss for the period	$ (402,218)	$ (152,118)
Add items not affecting cash:
Stock-based compensation	128,165	-
Special warrants issued for legal fees	-	10,000
Changes in non-cash working capital items related to operations:
Accounts receivable	(6)	(3,979)
Prepaid expenses	25,550	(25,550)
Accounts payable and accrued liabilities	125,217	15,233

	(123,292)	(156,414)

Investing Activities
Deferred exploration costs	(56,093)	-
Acquisition of resource properties	(37,047)	(17,000)

	(93,140)	(17,000)

Financing Activities
Issue of common shares for cash	96,000	100
Special warrants	-	286,500
Advance payable	10,000	-

	106,000	286,600

Increase (decrease) in cash during the year	(110,432)	113,186

Cash, beginning of the period	113,186	-

Cash, end of the period	$ 2,754	$ 113,186

Supplemental disclosure of cash flow information:
Exchange of special warrants for common shares	$ 306,500	$ -
Shares issued for acquisition of mineral property	96,000	-

	$ 402,500	$ -

Cash paid for:
Interest	$ -	$ -

Income taxes	$ -	$ -

SEE ACCOMPANYING NOTES

EVOLVING GOLD CORP.
(A Pre-Exploration Stage Company)

STATEMENT OF SHAREHOLDERS' EQUITY
for the period from June 19, 2003 (Date of Incorporation) to March 31, 2005
(Stated in Canadian Dollars)

						Deficit
						Accumulated
						During the
	Common Stock		Special		Contributed	Pre-Exploration
	Shares	Amount	Warrants	Amount	Surplus	Stage	Total

Issuance of shares - at $1	100	$ 100	-	$ -	$ -	$ -	$ 100
Issuance of "A" warrants - at $0.01	-	-	1,400,000	14,000	-	-	14,000
Issuance of "B" warrants - at $0.05	-	-	3,250,000	162,500	-	-	162,500
Issuance of "F" warrants - at $0.10	-	-	1,100,000	110,000	-	-	110,000
Issuance of "L" warrants - at $0.05	-	-	200,000	10,000	-	-	10,000
Issuance of "P" warrants for mineral property acquisition - at $0.05	-	-	200,000	10,000	-	-	10,000
Net loss for the period ended March 31, 2004	-	-	-	-	-	(152,118)	(152,118)

Balance, March 31, 2004	100	100	6,150,000	306,500	-	(152,118)	154,482

Issuance of shares
Pursuant to conversion of special warrants
Series "A" warrants	1,400,000	14,000	(1,400,000)	(14,000)	-	-	-
Series "B" warrants	3,250,000	162,500	(3,250,000)	(162,500)	-	-	-
Series "F" warrants	1,100,000	110,000	(1,100,000)	(110,000)	-	-	-
Series "L" warrants	200,000	10,000	(200,000)	(10,000)	-	-	-
Series "P" warrants	200,000	10,000	(200,000)	(10,000)	-	-	-
Pursuant to resource property acquisition - at $0.16	600,000	96,000	-	-	-	-	96,000
Pursuant to private placement - at $0.16	600,000	96,000	-	-	-	-	96,000
Stock-based compensation charge	-	-	-	-	128,165	-	128,165
Net loss for the year ended March 31, 2005	-	-	-	-	-	(402,218)	(402,218)

Balance, March 31, 2005	7,350,100	$ 498,600	-	$ -	$ 128,165	$ (554,336)	$ 72,429

SEE ACCOMPANYING NOTES

Schedule 1

EVOLVING GOLD CORP.
(A Pre-Exploration Stage Company)

SCHEDULE OF RESOURCE PROPERTIES
for the year ended March 31, 2005 and
for the period June 10, 2003 (Date of Incorporation) to March 31, 2004
(Stated in Canadian Dollars)

	Canada	United States
	Murray	Winnemuca
	Property	Property	Total

Acquisition costs
Cash	$ 17,000	$ -	$ 17,000
Special warrants	10,000	-	10,000

Balance, March 31, 2004	27,000	-	27,000

Deferred exploration costs
Drafting	-	314	314
Field expenses and other	-	5,300	5,300
Geological consulting	2,411	12,691	15,102
Staking and recording costs	5,206	30,172	35,378

	7,617	48,477	56,094

Acquisition costs
Cash	-	37,046	37,046
Shares	-	96,000	96,000

	-	133,046	133,046

Balance, March 31, 2005	$ 34,617	$ 181,523	$ 216,140

SEE ACCOMPANYING NOTES

EVOLVING GOLD CORP.
(A Pre-Exploration Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
March 31, 2005 and 2004
(Stated in Canadian Dollars)

Note 1 Nature and Continuance of Operations

Evolving Gold Corp. (the "Company") was incorporated as 6109527 Canada Ltd. on June 19, 2003, under the Canada Business Corporation Act and is in the business of acquiring, exploring and evaluating mineral properties. On September 30, 2003, the Company changed its name to Evolving Gold Corp. At March 31, 2005, the Company was in the pre-exploration stage and had interests in mineral properties located in the Northwest Territories and Nevada, United States of America.

The recoverability of amounts shown for mineral properties is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain financing to complete their development, and future profitable production or disposition thereof.

These financial statements have been prepared on a going concern basis. As at March 31, 2005, the Company has a working capital deficiency of $143,711, has yet to achieve profitable operations and has accumulated losses of $554,336 since inception. Its ability to continue as a going concern is dependent upon the ability of the Company to generate profitable operations in the future and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due. The outcome of these matters cannot be predicted with any certainty at this time and raise substantial doubt that the Company will be able to continue as a going concern. These financial statements do not give effect to adjustments that would be necessary to the carrying values and classification of assets and liabilities should the Company be unable to continue as a going concern.

Note 2 Summary of Significant Accounting Policies

The financial statements of the Company have been prepared in accordance with generally accepted accounting principles in Canada. Differences with respect to accounting principles generally accepted in the United States of American are described in Note 11. Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates, which have been made using careful judgement. Actual results may vary from these estimates.

The financial statements, have in management's opinion, been properly prepared within the framework of the significant accounting policies summarized below:

EVOLVING GOLD CORP.
(A Pre-Exploration Stage Company)
Notes to the Financial Statements
March 31, 2005 and 2004 - Page 2
(Stated in Canadian Dollars)

Note 2 Summary of Significant Accounting Policies

a) Mineral Properties

The Company defers the cost of acquiring, maintaining its interest, exploring and developing mineral properties until such time as the properties are placed into production, abandoned, sold or considered to be impaired in value. Costs of producing properties will be amortized on a unit of production basis and costs of abandoned properties are written-off. Proceeds received from the sale of interests in mineral properties are credited to the carrying value of the mineral properties, with any excess included in operations. Write-downs due to impairment in value are charged to operations.

The Company is in the process of exploring and developing its mineral properties and has not yet determined the amount of reserves available. Management reviews the carrying value of mineral properties on a periodic basis and will recognize impairment in value based upon current exploration results, the prospect of further work being carried out by the Company, the assessment of future probability of profitable revenues from the property or from the sale of the property. Amounts shown for properties represent costs incurred net of write-downs and recoveries, and are not intended to represent present or future values.

b) Income Taxes

The Company follows the asset and liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current period. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting basis of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes only if it is more likely than not that they can be realized.

c) Stock Based Compensation

Effective April 1, 2004, the Company adopted the provisions of CICA Handbook Section 3870 "Stock-based Compensation and Other Stock-based Payments". The section requires use of the fair value-based method of accounting for stock awards for fiscal periods beginning January 1, 2004. The value of such rewards is charged to the statement of operations over the vesting period of the stock awards with an offsetting credit to contributed surplus.

Consideration paid for shares on exercise of the share options are credited to share capital together with the amount of any contributed surplus that arose as a result of the grant of the exercised stock options.

EVOLVING GOLD CORP.
(A Pre-Exploration Stage Company)
Notes to the Financial Statements
March 31, 2005 and 2004 - Page 3
(Stated in Canadian Dollars)

Note 2 Summary of Significant Accounting Policies - (cont'd)

d) Basic and Diluted Loss Per Share

Basic loss per share is computed by dividing the loss for the year by the weighted average number of common shares outstanding during the year. Diluted loss per share reflects the potential dilution that could occur if potentially dilutive securities were exercised or converted to common stock. The dilutive effect of options and warrants and their equivalent is computed by application of the treasury stock method and the effect of convertible securities by the "if converted" method. Fully dilutive amounts are not presented when the effect of the computations are anti-dilutive due to the losses incurred. Accordingly, there is no difference in the amounts presented for basic and diluted loss per share.

e) Exploration Stage Company

The Company is a pre-exploration stage company as defined in Statement of Financial Accounting Standards No. 7 and the Securities and Exchange Commission Act Guide 7. The Company is devoting its present efforts to exploring and developing its mineral properties and none of its planned principal operations have commenced. All losses accumulated since inception has been considered as part of the Company's pre-exploration stage activities.

f) Financial Instruments

The carrying value of the Company's financial instruments, consisting of cash, accounts payable and accrued liabilities and advances payable approximate their fair value due to the short-term maturity of such instruments. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

Note 3 Mineral Properties

a) Murray Property

Pursuant to a property option agreement dated July 22, 2003 and amended September 16, 2004, between the Company and International Zimtu Technologies Inc., a public company, the Company has the option to earn a 70% undivided interest in certain mineral claims (the "Property"), located 78 kilometres northeast of Yellowknife, Northwest Territories in exchange for consideration of:

i) $17,000 cash (paid);

EVOLVING GOLD CORP.
(A Pre-Exploration Stage Company)
Notes to the Financial Statements
March 31, 2005 and 2004 - Page 4
(Stated in Canadian Dollars)

Note 3 Mineral Properties - (cont'd)

a) Murray Property - (cont'd)

ii) incurring exploration expenditures as follows:

a) $15,000 on or before December 1, 2004 ($7,617 has been paid);

b) a further $85,000 on or before July 22, 2005; and

c) a further $150,000 on or before July 22, 2006.

iii) the issue of 200,000 Series "P" Special Warrants (issued).

The Company, upon exercise of its option, shall pay to the optionor upon commencement of commercial production, a royalty equal to 1% of the net smelter returns on minerals other than diamonds and 1% of the gross production of diamonds from the Property. The Company may purchase one half of each of the net smelter return royalty or the gross production diamond royalty at any time for $500,000 for each one-half interest.

b) Winnemuca Property

Pursuant to an option agreement dated December 3, 2004 and amended January 7, 2005 and February 25, 2005, with Golden Sands Exploration Inc. ("Golden") and its subsidiary company AHL Holdings Ltd. ("AHL"), the company was granted the right to acquire a 100% interest in 62 unpatented mining claims, located in Humbolt County, Nevada (the "Winnemuca Property"). In addition the Company has staked 69 additional unpatented mining claims.

In order to vest its interest in the Winnemuca Property the Company must incur exploration expenditures of US $4,000,000; make aggregate cash payments to Golden of US $70,000; and issue 1,800,000 shares to Golden (or its nominee) as follows:

i) Cash Payments

- US $30,000 (paid);
- US $40,000 by March 31, 2005 (paid);

ii) Share Issuances

- 500,000 shares (issued);
- 400,000 shares on or before August 25, 2005;
- 400,000 shares on or before August 25, 2006;
- 500,000 shares on or before December 31, 2007;

EVOLVING GOLD CORP.
(A Pre-Exploration Stage Company)
Notes to the Financial Statements
March 31, 2005 and 2004 - Page 5
(Stated in Canadian Dollars)

Note 3 Mineral Properties - (cont'd)

b) Winnemuca Property - (cont'd)

iii) Exploration Expenditures

- US $1,000,000 on or before December 31, 2006;
- an additional US $1,000,000 on or before December 31, 2007;
- and a further US $2,000,000 on or before December 31, 2008.

iv) Advance Royalty Payments

- US$10,000 on or before December 3, 2005
- an additional US$10,000 on or before December 3, 2006
- an additional US$20,000 on or before December 3, 2007
- and a further US$20,000 on or before each successive December 3rd until production commences from the claims and continues uninterrupted for a period of twelve consecutive months, at which time all further obligations to pay advance royalties will terminate, except for those advance royalties previously unpaid by the Company.

All advance royalty payments will be deducted from the net smelter return royalty payments otherwise needed to be made.

The Company must incur exploration expenses by December 31, 2005, of at least 70% of the funds raised by the Company from the date of this agreement to October 31, 2005.

The Company must also prepare and pay for a pre-feasibility study and have it delivered to Golden by June 30, 2009.

In addition, a finder's fee of 100,000 shares was paid by the Company in December 2004 in connection with the Winnemuca Property transaction.

The Winnemuca Property is subject to a 2% net smelter return ("NSR"). With respect to 37 of the unpatented mineral claims, the Company may purchase the NSR for US $1,000,000 per 1% or an aggregate of US $2,000,000. No agreement exists for such purchase of the NSR on the remaining 25 mineral claims.

EVOLVING GOLD CORP.
(A Pre-Exploration Stage Company)
Notes to the Financial Statements
March 31, 2005 and 2004 - Page 6
(Stated in Canadian Dollars)

Note 4 Advance Payable

The advance payable is unsecured, non-interest bearing and has no specific terms for repayment.

Note 5 Share Capital - Note 9

As at March 31, 2005, 997,029 shares were held in escrow.

The schedule of release for the escrow shares is as follows:

199,406 shares at March 31, 2005
199,406 shares at September 30, 2005
199,406 shares at March 31, 2006
199,406 shares at September 30, 2006
199,405 shares at March 31, 2007
997,029

Commitments

Warrants

During the year ended March 31, 2005, each Series "A", "B", "F", "L" and "P" Special Warrant was exchanged into one common share of the Company.

The Company also completed a non-brokered private placement of 600,000 units at a price of $0.16 per unit for proceeds of $96,000. Each unit consists of one common share and one share purchase warrant. Each warrant entitles the holder thereof the right to purchase one additional common share of the Company at a price of $0.25 per share to January 10, 2007.

Stock Option Plan and Stock-based Compensation

A summary of the status of the stock option plan as of March 31, 2005 and 2004 and changes during the period then ended is presented below:

EVOLVING GOLD CORP.
(A Pre-Exploration Stage Company)
Notes to the Financial Statements
March 31, 2005 and 2004 - Page 7
(Stated in Canadian Dollars)

Note 5 Share Capital - Note 9 - (cont'd)

Stock Option Plan and Stock-based Compensation - (cont'd)

		2005		2004
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price

Outstanding, beginning of period	-	$ -	-	$ -
Granted	550,000	$0.26	-	$ -

Outstanding and exercisable, end of period	550,000	$0.26	-	$ -

Details of stock options outstanding as at March 31, 2005 are as follows:

Number of Shares	Exercise Price	Expiry

250,000	$0.25	July 15, 2009
250,000	$0.25	September 15, 2005
50,000	$0.34	December 8, 2009

550,000

The Company established a share purchase option plan (the "Plan") in September 2004. The Board of Directors administers the Plan, pursuant to which the Board of Directors may grant from time to time incentive stock options up to an aggregate maximum of 10% of the issued and outstanding shares of the Company to directors, officers, employees, consultants or advisors. All options granted under the Plan shall expire not later than the fifth anniversary of the date the options were granted.

The exercise price of an option is determined by the Board of Directors, but shall not be less than the market price of the common shares of the Company on the CNQ on the last business day before the date on which the options are granted, less any discount permitted by the rules of the exchange. Vesting and terms are at the discretion of the Board of Directors.

EVOLVING GOLD CORP.
(A Pre-Exploration Stage Company)
Notes to the Financial Statements
March 31, 2005 and 2004 - Page 8
(Stated in Canadian Dollars)

Note 5 Share Capital - Note 9 - (cont'd)

During the year ended March 31, 2005, the Company granted options to directors and a consultant for 500,000 and 50,000 shares pursuant to the Plan exercisable at $0.25 and $0.34 per share respectively. Compensation costs of stock options granted under the Plan have been estimated using an option-pricing model. Assumptions used in the pricing model are as follows:

2005

Average risk-free interest rate	3.6% to 4.0%
Expected life	5.0 years
Expected volatility	138% to 155%
Expected dividends	Nil

The granted options were accounted for using the fair value-based methodology. Accordingly $128,265 was recorded as contributed surplus and charged to the statement of loss. Subsequent to March 31, 2005, 185,000 additional options were granted to a director and officer of the company.

Note 6 Related Party Transactions

During the years ended March 31, the Company incurred charges to a former significant shareholder, a company with a common director and directors as follows:

	Year ended March 31, 2005	June 19, 2003 (Date of Incorporation) to March 31, 2004

Consulting	$ 52,500	$ 10,500
Management fees	17,500	52,400
Promotion and advertising	450	2,500
Rent and administration fees	4,050	41,445

	$ 74,500	$ 106,845

These charges were measured by the exchange amount, which is the amount agreed upon by the transacting parties.

EVOLVING GOLD CORP.
(A Pre-Exploration Stage Company)
Notes to the Financial Statements
March 31, 2005 and 2004 - Page 9
(Stated in Canadian Dollars)

Note 6 Related Party Transactions- (cont'd)

During the year ended March 31, 2005, the Company prepaid $Nil (2004: $25,550) in respect of a management services agreement to a company whose director acts as manager for the Company.

Accounts payable and accrued liabilities includes $52,500 (2004: $Nil) due to a director of the Company for consulting services.

During the year ended March 31, 2005, the Company issued 150,000 units at a price of $0.16 per unit for total proceeds of $24,000 to directors of the Company.

During the period ended March 31, 2004, the Company entered into a mineral property option agreement with a public company who is a shareholder of the Company, to which it paid cash of $17,000 and issued 200,000 Series "P" Special Warrants valued at $10,000.

Note 7 Corporation Income Taxes

The Company has accumulated a total of $34,617 in Canadian development and exploration resource expenditures and $181,523 in foreign exploration and development expenses. These amounts are available to carry forward and offset future taxable income at various rates per year.

The Company has accumulated non-capital losses totalling $426,171 that can be used to offset taxable income of future years. The non-capital losses expire as follows:

2011	$ 152,118
2012	274,053

$ 426,171

The significant components of the Company's future income tax assets are as follows:

	2005	2004

Non-capital losses carried forward	$ 151,802	$ 56,466
Less: valuation allowance	(151,802)	(56,466)

	$ -	$ -

The Company has recorded a valuation allowance against its future income tax assets based on the extent to which it is unlikely that sufficient taxable income will be realized in the future to utilize all the future tax assets.

EVOLVING GOLD CORP.
(A Pre-Exploration Stage Company)
Notes to the Financial Statements
March 31, 2005 and 2004 - Page 10
(Stated in Canadian Dollars)

Note 8 Segmented Information

The Company operates in one reportable operating segment, being the exploration and evaluation of mineral properties for development. Geographical information is as follows:

	2005		2004
	Canada	US	Canada	US

Net loss for the year	$ (402,218)	$ -	$ (152,118)	$ -

Total Assets	$ 41,356	$ 181,523	$ 169,715	$ -

Note 9 Subsequent Events - Note 5

a) During April 2005, the Company received loan proceeds totalling $100,000. The loan is unsecured, bears interest at 8% and has no specific terms for repayment. This amount was settled by the issuance of 151,515 units as disclosed in Note 9(c).

b) On May 4, 2005 the Company entered into an option agreement with Geocore Exploration Inc. whereby the Company was granted the right to acquire a 60% interest in a licence to a mine and explore 192 claims located in Labrador, Canada in exchange for $35,000 and the obligation to incur exploration expenditures of $200,000 by October 31, 2006 and an additional $300,000 by October 31, 2007. The Company also has the option to purchase an additional 20% interest in this property in exchange for a further exploration expenditure commitment of $500,000 by October 31, 2008 and delivering notice of intent to exercise the additional 20% option. The property is subject to a 1.50% net smelter return. The Company may purchase up to 50% of the royalty by paying $250,000 for each 0.25% of the royalty.

c) On May 25, 2005 the Company issued 432,742 units at $0.66 per unit in exchange for settlement of $285,610 in debt. Each unit consists of one common share and one share purchase warrant. Each warrant entitles the holder thereof the right to purchase one additional common share of the Company at a price of $0.82 per share for a period of two years.

Note 10 Comparative Figures

Certain of the comparative figures for the period ended March 31, 2004, have been reclassified to conform with the presentation used in the current year.

EVOLVING GOLD CORP.
(A Pre-Exploration Stage Company)
Notes to the Financial Statements
March 31, 2005 and 2004 - Page 11
(Stated in Canadian Dollars)

Note 11 Differences Between Canadian and United States Generally Accepted Accounting Principles

The financial statements have been prepared in accordance with accounting principles generally accepted in Canada that differ in certain respects with those principles and practices that the Company would have followed had its financial statements been prepared in accordance with accounting principles and practices generally accepted in the United States of America.

The Company's accounting principles generally accepted in Canada differ from accounting principles generally accepted in the United States of America as follows:

Mineral Properties and Deferred Exploration Costs

Under accounting principles generally accepted in Canada ("Canadian GAAP") mineral property acquisition and exploration costs may be deferred and amortized to the extent they meet certain criteria. Under accounting principles generally accepted in the United States of America ("US GAAP") mineral property acquisition costs and exploration costs must be expensed as incurred unless the mineral properties have proven reserves. Therefore an additional mineral property acquisition expense is required under US GAAP.

The impact on the financial statements is as follows:

EVOLVING GOLD CORP.
(A Pre-Exploration Stage Company)
Notes to the Financial Statements
March 31, 2005 and 2004 - Page 12
(Stated in Canadian Dollars)

Note 11 Differences Between Canadian and United States Generally Accepted Accounting Principles - (cont'd)

	Year ended March 31, 2005	June 19, 2003 (Date of Incorporation) to March 31, 2004
Statement of Loss

Net loss for the period per Canadian GAAP	$ (402,218)	$ (152,118)
Mineral property exploration and acquisition costs	(189,140)	(27,000)

Net loss for the period per US GAAP	$ (591,358)	$ (179,118)

Basic and diluted loss per share per US GAAP	$ (0.11)

Statement of Cash Flows

Cash flows used in operation activities per Canadian GAAP	$ (123,292)	$ (156,414)
Mineral property acquired and exploration costs incurred	(93,140)	(17,000)

Cash flows used in operating activities per US GAAP	(216,432)	(173,414)

Cash flows used in investing activities per Canadian GAAP	(93,140)	(17,000)
Mineral property acquired and exploration costs incurred	93,140	17,000

Cash flows provided by investing activities per US GAAP	-	-

Cash flows provided by financing activities per Canadian and US GAAP	106,000	286,600

Increase (decrease) in cash per Canadian and US GAAP	$ (110,432)	$ 113,186

EVOLVING GOLD CORP.
(A Pre-Exploration Stage Company)
Notes to the Financial Statements
March 31, 2005 and 2004 - Page 13
(Stated in Canadian Dollars)

Note 11 Differences Between Canadian and United States Generally Accepted Accounting Principles - (cont'd)

	March 31, 2005	March 31, 2004
Balance Sheet

Total assets per Canadian GAAP	$ 222,879	$ 169,715
Mineral property exploration and acquisition costs	(216,140)	(27,000)

Total assets per US GAAP	6,739	142,715
Total liabilities per Canadian and US GAAP	(150,450)	(15,233)

	$ (143,711)	$ 127,482

Shareholders' Equity

Deficit, per Canadian GAAP	$ (554,336)	$ (152,118)
Mineral property exploration and acquisition costs	(216,140)	(27,000)

Deficit, per US GAAP	(770,476)	(179,118)
Share capital per Canadian and US GAAP	498,600	100
Contributed surplus per Canadian and US GAAP	128,165	-
Special warrants per Canadian and US GAAP	-	306,500

	$ (143,711)	$ 127,482

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EVOLVING GOLD CORPORATION

Date: September ___, 2005

/s/ Warren McIntyre
________________________________________
Name: Warren McIntyre
Title: Chief Financial Officer, Corporate
Secretary and Director